KKR & CO. L.P.

September 28, 2017

VIA EDGAR

Hugh West
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	KKR & Co. L.P.
Form 10-Q for the Quarterly Period Ended June 30, 2017
Filed August 4, 2017
File No. 001-34820

Dear Mr. West:

On behalf of KKR & Co. L.P. (the “Company”, “KKR”, “we” or “us”), we are responding to the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 14, 2017, regarding the Company’s financial statements and related disclosures in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017.

To assist your review, we have retyped the text of the Staff’s comments in italics below.

Form 10-Q for the Quarterly Period Ended June 30, 2017

Note 1. Organization

PAAMCO Prisma, page 12

1.
We note on June 1, 2017, KKR completed its transaction to combine PAAMCO and KKR Prisma to create PAAMCO Prisma, a leading liquid alternatives investment firm, which operates independently from KKR. In connection with this transaction, KKR contributed $114.1 million of net assets in exchange for a 39.9% equity interest in PAAMCO Prisma and the right to receive certain payments from PAAMCO Prisma. We also note that KKR reports its investment in PAAMCO Prisma using the equity method of accounting. Please clarify whether PAAMCO Prisma is considered a variable interest entity or a voting rights entity and address the following:

•	Tell us the purpose and design of PAAMCO Prisma, including who participated in the design of the entity.

•	Clarify KKR’s rights and obligations to PAAMCO Prisma, specifically as it relates to KKR’s “right to receive certain payments.”

•
Tell us the significant activities that most impact the economic performance of PAAMCO Prisma and how decisions are made over those activities. As part of your response, tell us KKR’s rights and involvement over decision making of the entity, including whether KKR is a general partner, limited partner or other.

In response to the Staff’s comment, PAAMCO Prisma Holdings, LLC (“PAAMCO Prisma”) is considered by KKR to be a voting rights entity and not a variable interest entity (“VIE”).  In arriving at this conclusion, and consistent with our consolidation policy disclosed on pages 13 and 14 of the Form 10-Q, we note that an entity in which KKR holds a variable interest is a VIE if any one of the following conditions exist: (a) the total equity investment at risk is not sufficient to permit such entity to finance its activities without additional subordinated financial support, (b) the holders of the equity investment at risk (as a group) lack either the direct or indirect ability through voting rights or similar rights to make decisions about such entity’s activities that have a significant effect on the success of such entity or the obligation to absorb the expected losses or right to receive the expected residual returns, or (c) the voting rights of some investors are disproportionate to their obligation to absorb the expected losses of such entity, their rights to receive the expected residual returns of such entity, or both and substantially all of such entity’s activities either involve or are conducted on behalf of an investor with disproportionately few voting rights.  We respectfully confirm to the Staff that none of the conditions listed above exist with respect to PAAMCO Prisma, and therefore KKR has concluded that PAAMCO Prisma is a voting rights entity.

The purpose of PAAMCO Prisma is to form one of the largest firms in the hedge fund of funds industry by bringing together two respected brands.  Founded in March 2000, Pacific Alternative Asset Management Company, LLC (“PAAMCO”) is an institutional investment firm dedicated to offering hedge fund of funds products and advisory services.  Prisma Capital Partners LP, which constructs and manages customized hedge fund portfolios, was founded in 2004, and KKR acquired it in 2012 to form KKR Prisma.  Prior to the PAAMCO Prisma transaction, PAAMCO and KKR (including KKR Prisma) were completely unrelated parties.  Under the terms of the agreement, the businesses of both PAAMCO and KKR Prisma were contributed to PAAMCO Prisma to operate independently from KKR.

The design of PAAMCO Prisma was negotiated on an arms-length basis between KKR professionals, on the one hand, and the CEO and other professionals of PAAMCO, on the other hand, and both parties were represented by separate legal counsels.

KKR’s economic rights in PAAMCO Prisma consist of its ownership of 39.9% of the entity’s equity interests.  A separate legal entity (“Holdco”), which is exclusively owned and controlled by the management of PAAMCO Prisma, none of whom are KKR employees, owns the remaining 60.1% of PAAMCO Prisma.  KKR, as an equity holder in PAAMCO Prisma, also has the right to receive preferred cash payments of a fixed amount from PAAMCO Prisma in perpetuity and incentive fees if generated by certain contributed assets for a limited period of time, each of which are a component of our equity interest.  These cash payments are not expected to be material to KKR’s total revenues.

KKR’s voting rights and obligations are limited to certain rights as a minority owner of a business which holds, for purposes of U.S. generally accepted accounting principles (“GAAP”), significant influence.  PAAMCO Prisma is a limited liability company, where KKR is not the managing member but rather is a member with noncontrolling voting rights.  KKR has the right to elect a number of representatives to the board of managers of PAAMCO Prisma commensurate with KKR’s percentage ownership (i.e., less than a majority of the board).  In addition, KKR has various information, consent, transfer and other rights, including but not limited to the right to consent to material changes to PAAMCO Prisma’s budget, material changes to its compensation structure, affiliate transactions, material acquisitions and material dispositions.  The significant activities of PAAMCO Prisma that most impact the economic performance of PAAMCO Prisma are the management of its operations and the execution of its business strategy, all of which are conducted by the management of PAAMCO Prisma, and all decisions concerning the day-to-day operations of PAAMCO Prisma are made by the management of PAAMCO Prisma.  As noted above, none of the management team of PAAMCO Prisma includes employees of KKR, and such management team owns the 60.1% controlling interest of PAAMCO Prisma through Holdco.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Segment Operating and Performance Measures, page 78

2.
We note your presentation of a full non-GAAP income statement on page 79. Please revise to remove your full non-GAAP income statement or revise your presentation in future filings so that it complies with Question 102.10 and 104.04 (and any other prominence considerations) of the updated non-GAAP C&DI Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2016 (the “updated Non-GAAP C&DI”).

We respectfully advise the Staff that the table on page 79 is not intended to be a non-GAAP income statement, but rather a presentation of how our after-tax distributable earnings is calculated.  However, in response to the Staff’s comment, in future filings we will revise our tabular presentation in a manner that will be substantially similar to the following.  New or significantly modified disclosure is underlined and all numbers represent amounts for the three and six months ended June 30, 2017 and 2016.

The following tables present our calculations of distributable segment revenues, which is our total segment revenues excluding the impact of mark-to-market gains (losses), distributable segment expenses, which is our total segment expenses excluding the impact of mark-to-market gains (losses), and after-tax distributable earnings on common units for the three and six months ended June 30, 2017 and 2016.  Additionally, the individual components of our calculations of after-tax distributable earnings are reconciled to the most directly comparable GAAP measure in the tables below.

The following table presents our calculation of distributable segment revenues for the three and six months ended June 30, 2017 and 2016.

	Three Months Ended		Six Months Ended
($ in thousands)	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Distributable Segment Revenues
Fees and Other, Net
Management Fees	$229,569	$203,617	$437,853	$398,217
Monitoring Fees	30,510	28,998	43,730	41,035
Transaction Fees	156,465	68,564	399,500	164,649
Fee Credits	(51,384)	(39,073)	(140,401)	(61,880)
Total Fees and Other, Net	365,160	262,106	740,682	542,021

Realized Performance Income (Loss)
Incentive Fees	2,624	4,645	4,310	6,238
Carried Interest	264,668	305,275	470,872	402,563
Total Realized Performance Income (Loss)	267,292	309,920	475,182	408,801

Realized Investment Income (Loss)
Net Realized Gains (Losses)	7,180	224,699	86,631	200,516
Interest Income and Dividends	67,836	74,451	124,718	182,571
Interest Expense	(47,026)	(48,447)	(88,735)	(96,991)
Total Realized Investment Income (Loss)	27,990	250,703	122,614	286,096
Total Distributable Segment Revenues	660,442	822,729	1,338,478	1,236,918

The following table presents our calculation of distributable segment expenses for the three and six months ended June 30, 2017 and 2016.

	Three Months Ended		Six Months Ended
($ in thousands)	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Distributable Segment Expenses
Compensation and Benefits
Cash Compensation and Benefits	135,522	96,890	274,957	197,789
Performance Income Compensation	111,917	123,968	199,984	163,520
Total Compensation and Benefits	247,439	220,858	474,941	361,309
Occupancy and Related Charges	13,407	15,659	27,776	31,609
Other Operating Expenses	53,069	49,533	106,567	111,419
Total Distributable Segment Expenses	313,915	286,050	609,284	504,337

The following table presents our calculation of after-tax distributable earnings for the three and six months ended June 30, 2017 and 2016.

	Three Months Ended		Six Months Ended
($ in thousands except per unit data)	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
After-tax Distributable Earnings
Distributable Segment Revenues	660,442	822,729	1,338,478	1,236,918
Distributable Segment Expenses	313,915	286,050	609,284	504,337
Income (Loss) Attributable to Noncontrolling Interests	1,180	575	2,764	1,242
Income Taxes Paid	15,084	22,819	41,359	49,322
Preferred Distributions	8,341	5,693	16,682	5,693
Total after-tax Distributable Earnings	$321,922	$507,592	$668,389	$676,324

Per Adjusted Unit Eligible for Distribution	$0.39	$0.63	$0.82	$0.84

For a discussion of the components that drove the changes in our after-tax distributable earnings, see discussion of (i) management, monitoring and transaction fees, (ii) realized performance income, (iii) realized gains and net interest and dividends within investment income and (iv) expenses excluding unrealized performance income compensation within “—Segment Analysis.”

The following are reconciliations of the individual components of the calculation of after-tax distributable earnings to the most directly comparable GAAP measure.

	Three Months Ended,		Six Months Ended,
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016

Fees and Other	$931,788	$576,757	$1,647,740	$739,562
Management fees relating to consolidated funds and placement fees	52,300	44,048	99,402	82,318
Fee credits relating to consolidated funds	(2,707)	(1,921)	(3,646)	(2,349)
Net realized and unrealized carried interest - consolidated funds	10,384	19,186	21,441	9,625
Total investment income (loss)	335,967	(46,745)	634,627	(576,343)
Revenue earned by oil & gas producing entities	(17,382)	(18,225)	(34,655)	(31,786)
Reimbursable expenses	(36,076)	(18,638)	(59,625)	(34,519)
Other	(9,136)	(10,483)	(17,448)	(17,136)
Total Segment Revenues	$1,265,138	$543,979	$2,287,836	$169,372
Unrealized Carried Interest	(296,719)	(18,698)	(437,345)	205,107
Net Unrealized Gains (Losses)	(307,977)	297,448	(512,013)	862,439
Total Distributable Segment Revenues	$660,442	$822,729	$1,338,478	$1,236,918

	Three Months Ended,		Six Months Ended,
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016

Total Expenses	$629,728	$423,218	$1,169,742	$731,541
Equity based compensation	(87,940)	(60,657)	(198,976)	(124,480)
Reimbursable expenses and placement fees	(58,860)	(30,525)	(94,983)	(54,632)
Operating expenses relating to consolidated funds, CFEs and other entities	(21,229)	(21,281)	(34,659)	(64,952)
Expenses incurred by oil & gas producing entities	(12,924)	(20,392)	(24,101)	(38,218)
Intangible amortization	(5,062)	3,865	(11,428)	(13,528)
Other	(10,024)	347	(19,323)	(9,511)
Total Segment Expenses	$433,689	$294,575	$786,272	$426,220
Unrealized Performance Income Compensation	(119,774)	(8,525)	(176,988)	78,117
Total Distributable Segment Expenses	$313,915	$286,050	$609,284	$504,337

Expenses Allocated to Principal Activities, page 93

3.
We note in 2017 that you changed the expense allocation to your Principal Activities segment. In this regard, we note that the allocation percentage for 2017 will not be more than 25.7% based on cumulative revenues earned since 2009, whereas the 2016 allocation is based on revenues earned in 2015, 2014, 2013 and 2012. Please tell us how you considered the guidance in ASC 280-10-50-36 in showing all segment information on a comparable basis. In this regard, tell us why you did not revise the 2016 allocation to also be based on cumulative revenues since 2009.

We respectfully advise the Staff that we did not revise the 2016 allocation to Principal Activities to be consistent with the 2017 allocation, which is based on cumulative revenues earned by Principal Activities since 2009, given that there was no change to the composition of our reportable segments in 2017 that would have required a restatement of the corresponding information from earlier periods.  However, in response to the Staff’s comment regarding ASC 280-10-50-36, in future filings we will disclose in tabular format the effect where relevant of this change to the Principal Activities segment allocation methodology on our reported measure of segment profit or loss.  This disclosure will be substantially similar to the following:

The 2016 allocation to Principal Activities was based on revenues earned by Principal Activities, relative to other operating segments revenue, over the preceding four calendar years.  Had the allocation for 2016 been based on cumulative revenues earned by Principal Activities since 2009, consistent with our allocation methodology adopted in 2017, the expense allocation to Principal Activities would have been 28.7% and would have had the following impact on Economic Net Income across each of our reporting segments:

	Three Months Ended September 30, 2016	Nine Months Ended September 30, 2016

Private Markets	$4,856	$14,515
Public Markets	3,400	10,103
Capital Markets	739	2,188
Principal Activities	(8,995)	(26,806)
Total Economic Net Income	$-	$-

Please do not hesitate to call me at (212) 230-9740 or, in my absence, either Scott Karnas at (212) 230-9723 or Christopher Lee at (212) 230-9786, with any questions or further comments

Sincerely,

/s/ William J. Janetschek

William J. Janetschek
Chief Financial Officer